UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549



                                  FORM 11-K


                    Annual Report Pursuant to Section 15(d)
                    of the Securities Exchange Act of 1934


                    For the year ended December 31, 1999

                    Commission file number 1-7911


          A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                         Fort James 401 (k) PLAN

          B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         FORT JAMES CORPORATION
               1650 Lake Cook Road, Deerfield, Illinois 60015-4753

                            FORT JAMES 401 (k) plan
      INDEX TO FINANCIAL STATEMENTS, SUPPLEMENTAL SCHEDULES, AND EXHIBITS


                                                                      Page No.

Report of independent accountants                                           3

Financial statements:

Statements of net assets available for benefits as of
     December 31, 1999 and December 31, 1998                                4

Statement of changes in net assets available for benefits
     for the year ended December 31, 1999                                   5

Notes to financial statements                                               6

Supplemental schedule:

 Assets held for investment purposes as of December 31, 1999               13

Exhibits to Annual Report on Form 11-K                                     14

Signatures                                                                 15

Note:  Supplemental schedules required by the Employee Retirement
       Income Act of 1974 that have not been included herein are not applicable.

                      REPORT OF INDEPENDENT ACCOUNTANTS



To the Participants and Administrator of the Fort James 401(k) Plan:


In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Fort James 401(k) Plan (the "Plan") at December 31, 1999 and December 31, 1998, and the changes in net assets available for benefits for the Plan for the year ended December 31, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 1999 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/  PRICEWATERHOUSECOOPERS  LLP

Chicago, Illionis
May 26, 2000

                                         FORT JAMES 401(K) PLAN
                             STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS




                                                           December 31,
                                           ------------------------------------
                                                   1999                1998
-------------------------------------------------------------------------------
Assets:
 Cash equivalents                               $ 6,954,282        $ 8,328,427
-------------------------------------------------------------------------------
 Investments, (See Note 2(d))                 1,439,248,979        508,213,224
 Loans receivable from participants              32,394,029         18,070,818
-------------------------------------------------------------------------------
        Total investments                     1,471,643,008        526,284,042
-------------------------------------------------------------------------------

 Receivables:
    Accounts receivable from brokers              3,836,214                  -
    Accrued dividends                                     -          5,545,810
    Accrued interest                                415,948             15,087
-------------------------------------------------------------------------------

        Total receivables                         4,252,162          5,560,897
-------------------------------------------------------------------------------
           Total assets                       1,482,849,452        540,173,366
-------------------------------------------------------------------------------

 Liabilities:
 Accrued expenses                                    98,654                  -
 Due to broker for securities purchased                   -          5,545,810
-------------------------------------------------------------------------------
          Total liabilities                          98,654          5,545,810
-------------------------------------------------------------------------------
Net assets available for benefits           $ 1,482,750,798      $ 534,627,556
===============================================================================




The accompanying notes are an integral part of these financial statements.

                             FORT JAMES 401(K) PLAN
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS





                                                               December 31, 1999
--------------------------------------------------------------------------------
Additions to net assets attributed to:
   Investment income:
      Cash dividends                                                $ 6,820,637
      Net appreciation in fair value value
        of investments (See Note 2(d))                               11,575,506
      Interest                                                        2,462,131
--------------------------------------------------------------------------------
       Total investment income                                       20,858,274
--------------------------------------------------------------------------------
   Contributions:
     Participants'                                                   55,907,599
     Employer's                                                      28,473,948
     Rollover contributions                                           2,210,444
     Transfers from other plans                                     999,698,185
--------------------------------------------------------------------------------
       Total contributions                                        1,086,290,176
--------------------------------------------------------------------------------
         Total additions                                          1,107,148,450
--------------------------------------------------------------------------------
Deductions from net assets attributed to:
   Distributions to participants                                   (154,006,311)
   Administrative costs                                              (5,018,897)
--------------------------------------------------------------------------------
         Total deductions                                          (159,025,208)
--------------------------------------------------------------------------------
Net increase in net assets available for benefits                   948,123,242
--------------------------------------------------------------------------------
Net assets available for benefits:
   Beginning of year                                                534,627,556
--------------------------------------------------------------------------------
   End of year                                                  $ 1,482,750,798
================================================================================



  The accompanying notes are an integral part of these financial statements.

                             FORT JAMES 401(K) PLAN

                         NOTES TO FINANCIAL STATEMENTS


1.  Description  of the  Plan:

     Effective January 1, 1999, the James River Corporation of Virginia Stock Plus Investment Plan was merged with the Fort Howard Corporation Profit Sharing Retirement Plan and the Harmon Associates Corporation Profit Sharing Plan and was renamed the Fort James 401(k) Plan (the "Plan" or "Fort James Plan"). Approximately 6,100 participants with net assets available for benefits of approximately $873.6 million were added to the Plan as a result of the Plan merger.

     The following description of the Fort James 401(k) Plan as amended and restated effective January 1, 1999 (the "Plan" or"Fort James Plan"), provides only general information on the Plan in effect as of December 31, 1999. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

(a)  General
     The Plan is a 401(k) plan and full-time employees of Fort James Corporation ("Fort James," the "Company" or the "Employer") and its domestic subsidiaries are eligible to participate. Eligible employees who elect to participate are referred to as "Participants". The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

(b)  Contributions
     Participants may contribute up to 15% of their Annual Base Pay, as defined in the Plan. Participants may transfer into the Plan certain assets previously held under another tax-qualified plan.

     Matching contributions made by the Company vary by employee group, but generally are equal to 60% of employee contributions up to 10% of Annual Base Pay for salaried employees and 6% of Annual Base Pay for members of collective bargaining units. The Company does not match Participant contributions in excess of these percentages. The Plan also allows for employer discretionary contributions. Company contributions and discretionary contributions are made to the Fort James Common Stock Fund, but may be transferred to other investment funds at any time.

     Participant and Company contributions are subject to certain statutory limitations.

(c)  Participant Accounts
     Each Participant account is credited with the Participant's contributions and allocations of the Company's matching contribution, the Company's discretionary contribution, and Plan earnings. Allocations of Company contributions and investment earnings are based on Participant contributions or account balances, as provided by the Plan. Participant accounts are charged with an allocation of administrative expenses including a quarterly fee and certain transaction fees, as applicable. The net appreciation (depreciation) in fair value of investments is also allocated to the individual Participant accounts based on each Participant's share of fund investments.

(d)  Vesting
     Each Participant is 100% vested in their Plan account. A Participant's
     vested  accounts  may  not  be  forfeited  or  refunded,   except  to  meet
     anti-discrimination requirements.

(e)  Investment Options

     Effective January 1, 1999, the investment funds listed below have been established for the investment of Fort James Plan assets. An investment fund consists of a variety of investments selected by a professional manager to meet specific objectives of return and risk.

     The Fort James Plan provides for investments in the following core funds:

     Investment Fund       Objective            Primary Investments
-------------------------------------------------------------------------------
     Money  Market Fund    Preserve capital     Cash instruments  with
                                                maturities of less than one
                                                year such as U.S. Treasury
                                                bills, commercial  paper,
                                                and bankers' acceptances

     Fixed Income Fund     Maximize income      Bonds and other  types of debt
                           returns while        instruments that typically pay
                           attempting to        income in the form of interest
                           preserve capital

     U.S. Equity Fund      Maximize returns     Common stock issued by and
                           through both income U.S.-based companies capital appreciation

     Non U.S. Equity Fund  Maximize returns     Common stock issued by companies
                           through capital      based in countries and regions
                           appreciation         outside the U.S.

     Fort James Stock Fund Growth through       Common stock of Fort James
                           capital appreciation
                           without regard to
                           diversification
===============================================================================
     Participants may also elect to invest in any of following combination funds which are premixed portfolios made up of selected proportions of the Fixed Income Fund, the U.S. Equity Fund, and the Non-U.S. Equity Fund.

     Investment Fund       Objective                     Core Investment Mix
-------------------------------------------------------------------------------
     Conservative Fund     Generation of current income    60% Fixed Income Fund
                           from investment in fixed income 30% U.S.Equity Fund
                           securities and capital growth   10% Non-U.S.Equity
                           through investment in equity        Fund
                           securities of companies
                           worldwide

     Moderate Fund         Capital growth through          40% Fixed Income Fund
                           investment in equity securities 45% U.S.Equity Fund
                           worldwide and the generation    15% Non-U.S.Equity
                           of current income from              Fund
                           investment in fixed income
                           securities

     Aggressive Fund       Capital growth through          20% Fixed Income Fund
                           investment in equity securities 60% U.S. Equity Fund
                           worldwide                       20% Non-U.S.Equity
                                                               Fund
===============================================================================

     Prior to January 1, 1999, Participants were able to invest in the following James River Corporation of Virginia StockPlus Investment Plan options listed below. With the exception of the Fort James Stock Fund and the Crown Vantage Stock Fund, each of the funds is a mutual fund.

     Investment  Fund         Primary investments
-------------------------------------------------------------------------------
     Fort James Stock Fund      Fort James Common Stock

     Crown Vantage Stock Fund   Crown Vantage Common Stock and cash

     Fidelity Balanced Fund     Broadly diversified portfolio of high-yielding
                                securities, including common stocks, preferred stocks, and bonds

     IDS New Dimensions Fund    Common stocks of U.S. and foreign companies
                                showing potential for significant growth, preferred stocks, debt securities and money market instruments

     Masterworks S&P 500 Stock  Substantially the same percentages of common
      Fund                      stocks as the Standard & Poor's 500
                                Composite Stock Price Index

     JPM Pierpont Bond Fund     Fixed income securities, including U.S.
                                government and agency securities, corporate bonds, private placements, and asset-backed and mortgage-backed securities

     JPM Pierpont Money Market  High quality U.S. dollar denominated securities
      Fund which have effective maturities of not more than 13 months

===============================================================================
     Prior to January 1, 1999, all Participant contributions could be transferred or reinvested without restriction into any of the James River Corporation of Virginia StockPlus Investment Plan available investment funds except the Crown Vantage Stock Fund. The Company's matching and discretionary contributions were invested in the Fort James Stock Fund and had to remain in that fund until the Participant reached age 57.

(f)  Participant Loans
     A Participant is permitted to borrow up to the lesser of one-half of their account balance or $50,000. The minimum loan is $1,000. The maximum loan repayment term is five years, except for loans to purchase a primary residence which have a maximum repayment term of ten years. Loans bear interest at a minimum of the prime rate in effect on the first day of the month in which the loan application is received plus 1%. All principal and interest payments are credited to the investment funds from which the loan was made. As of December 31, 1999 and 1998, there were 3,335 and 2,779 Participants, respectively, with outstanding loans.

(g)  Distributions
     If a Participant retires, dies, terminates employment, or becomes permanently disabled, distributions of their account will be made either in a lump sum payment or in monthly installments over a period not to exceed the Participant's, or their beneficiary's, life expectancy. The timing and form of distributions are subject to certain minimum balance and age restrictions as provided by the Plan.

     Distributions from the Fort James Stock Fund are payable either in whole shares of Fort James Common Stock, with the value of fractional shares paid in cash, or entirely in cash. Distributions from the remaining investment funds are payable in cash.

(h)  Withdrawals
     The Plan provides for both hardship and non-hardship withdrawals. With limited exceptions, after-tax and rollover contributions may be withdrawn at any time. Before-tax contributions may only be withdrawn without penalty at age 59 1/2 or in the event of retirement, death, disability, termination or financial hardship. Financial hardship includes certain medical expenses, purchase of a primary residence, tuition and related education fees, or to prevent eviction from, or foreclosure on the mortgage on, the primary residence.

(i)  Administrative Expenses
     Investment manager fees and broker commissions are paid out of Plan assets and recorded as a reduction of the net income allocation. Beginning January 1, 1999, Administrative expenses, including administrative service, trust legal and accounting fees and other miscellaneous expenses, are paid by the Plan. Prior to that time, expenses of administering the Plan were paid by the Company.

(j)  Trustee and Recordkeeper
     Beginning January 1, 1999, the assets of the Plan were held under an Agreement of Trust with Northern Trust Company, Chicago, Illinois. Northern Trust Retirement Consulting, L.L.C., Atlanta, Georgia, serves as recordkeeper for the Plan.

     Prior to January 1999, the assets of the Plan were held under an Agreement of Trust with The Bank of New York, New York, New York. State Street Global Advisors, Bloomington, Minnesota, served as recordkeeper for the Plan.

(k)  Voting, Tender and Exercise of Other Rights
     Each Participant is entitled to exercise voting rights attributable to the shares allocated to their account and is notified by the trustee prior to the time that such rights are to be exercised. If timely instructions are not received from a Participant, the trustee is entitled to vote, tender or exercise similar rights with respect to shares of Fort James Common Stock in the Participant's account as the trustee deems appropriate.

(l)  Anti-Discrimination Requirements
     The Plan is required to meet the anti-discrimination requirements for highly compensated employees as set forth in Section 401(k) of the Internal Revenue Code. For years in which the Plan does not meet these requirements, a refund of Participant contributions made by highly compensated employees and the related Company matching contributions must be made within two and one-half months after the close of the Plan year. Refunds made to highly compensated employees are reflected as a reduction of contributions on the statement of changes in net assets available for benefits.

2.   Summary of  Significant  Accounting  Policies:

(a)  Basis of Accounting
     The financial statements of the Plan are prepared under the accrual method of accounting, in accordance with generally accepted accounting principles.

(b)  Cash Equivalents
     Cash equivalents are stated at cost, which approximates market value.

(c)  Investment  Valuation
     Investments funds are stated at the market value of shares held by the Plan as of year-end. The Fort James stock fund is valued at its quoted market price at year-end.

     At December 31, 1998, investments held in the Fidelity Balanced Fund, the Masterworks S&P 500 Stock Fund, the JPM Pierpont Bond Fund and the JPM Pierpont Money Market Fund are stated at the market value of shares held by the Plan. Investments in the IDS New Dimensions Fund are reported at market value or a reasonable approximation thereof, except for securities maturing in 60 days or less which are valued at amortized cost.

     Loans to Participants are valued at the balance of amounts due, plus accrued interest thereon, which approximates fair value.

(d)  Investments
     The following presents investments that represent 5 percent or more of the Plan's net assets:




                                                             December 31,
                                                     --------------------------
                                                      1999            1998
-------------------------------------------------------------------------------
Assets:
Fort James Stock Fund, 13,103,112 and              $358,697,691   $341,346,840 *
  8,533,671 shares, respectively

Fixed Income Fund, 217,765,602 shares                272,915,612             -

Money Market Fund, 86,719,925 shares                  86,719,925             -

U.S. Equity Fund, 287,082,498 shares                 552,859,175             -

Non U.S. Equity Fund, 128,588,320 shares             168,056,576             -

IDS New Dimensions Fund, 1,766,487 shares                      -    50,954,300

Masterworks S&P 500 Stock Fund 1,884,905 shares                -    46,387,499

JPM Pierpont Money Market Fund, 34,365,032 shares              -    34,365,032
-------------------------------------------------------------------------------




* In 1998, the Fort James Stock Fund included certain nonparticipant-directed amounts.

     During 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $11,575,506 as follows:

     Investment funds         $ 140,657,853
     Common  Stock             (129,082,347)
                              ______________
     Net appreciated value    $  11,575,506


(e)  Security Transactions and Related Investment Income
     Security transactions are accounted for as of the trade date and dividend income is recorded as of the dividend record date. Interest income is recorded on the accrual basis. The cost of securities sold is determined on an average cost basis.

(f)  Realized Gains (Losses) on Common Stock
     When a Participant borrows funds, makes a transfer between funds, or receives a distribution, available cash from the Fort James Stock Fund is used. For accounting purposes, the Participants average cost basis of shares which would have been sold by the Plan to provide funds for the borrowing, transfer, or distribution is deducted from the Particpant's account, and the value of such shares is reallocated to Participants' contributions. Accordingly, the Participant realizes a gain or loss for the difference between their average cost basis of shares which would have been sold and the fair value of such shares on the distribution date.

(g)  Net Appreciation (Depreciation) in Fair Value of Investments
     The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

(h)  Contributions and Deposits
     Both Participant and Company contributions are recorded as of the date the Participant contributions are withheld from the Participant's compensation. All contributions are transferred to the trustee as of the date the Participant contributions are withheld from compensation.

(i)  Withdrawals and Distributions
     Withdrawals and distributions from the Plan are recorded at the fair value of the distributed investments, plus cash paid in lieu of fractional shares where applicable. Withdrawals and distributions are recorded when paid.

(j)  Use of Estimates
     Financial statements prepared in conformity with generally accepted accounting principles require management to make estimates and assumptions that significantly affect amounts reported therein. Actual results could differ from those estimates.

(k)  Accounting  Pronouncements
     In 1999, the Plan  adopted  Statement of Position 99-3, "Accounting for and Reporting of Certain Defined Contribution Benefit Plan Investments and Other Disclosure Matters," which simplifies disclosures for certain investments. As a result, prior year amounts in the Plan financial statements and supporting footnotes have been reclassified to conform to the current year's presentation.

3.   Plan  Termination:
     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

4.   Separate  Investment  Fund  Option  Information:
     Effective January 1, 1999, all funds in the Fort James Plan were participant-directed. Prior to that time, the Fort James Stock Fund included certain nonparticipant-directed amounts. Nonparticipant-directed net assets available for benefits were $178,569,142 as of December 31, 1998.

5.   Number of Participants
     There were 21,545 Participants in the Plan as of December 31, 1999 and 18,287 Participants as of December 31, 1998. The number of Participants investing in each of the Plan's funds as of those dates was as follows (Participants may be included in more than one fund, as applicable):

                                                          1999           1998
-------------------------------------------------------------------------------
Money Market Fund                                        9,325
Fixed Income Fund                                        2,381
U.S. Equity Fund                                         5,902
Non U.S.Equity Fund                                      1,153
Conservative Fund                                          460
Moderate Fund                                            5,857
Aggressive Fund                                          3,919
Fort James Stock Fund                                   20,767          14,610
Crown Vantage Stock Fund                                                 8,721
Fidelity Balanced Fund                                                   2,364
IDS New Dimensions Fund                                                  4,057
Masterworks S&P 500 Stock Fund                                           3,881
JPM Pierpont Bond Fund                                                   1,104
JPM Pierpont Money Market Fund                                           1,478
================================================================================

6.   Units and Unit Values:
     The following funds are accounted for on a unitized, daily-valued fund basis. The number of units and unit value of net assets as of December 31, 1999, were:

                                                       Units              Unit
                                                                         Values
--------------------------------------------------------------------------------
Fort James Stock Fund                                  13,103,112        $27.38
Money Market Fund                                      86,719,925          1.00
Fixed Income Fund                                     217,765,602          1.25
U.S. Equity Fund                                      287,082,498          1.93
Non U.S. Equity                                       128,588,320          1.31
================================================================================

7.   Tax Status:
     The Plan is intended to be a qualified profit sharing plan under Sections 401(a) and 401(k) of the Internal Revenue Code, and as such is not subject to federal income taxes. The Company has received a favorable determination letter from the Internal Revenue Service, dated March 25, 1998, with respect to the qualification of the Plan. The Plan administrator and the Plan's tax counsel believe that the Plan is designed and operated in accordance with the applicable requirements of the Internal Revenue Code.

8.   Concentration of Credit Risk:
     Financial instruments which potentially subject the Plan to concentrations of credit risk consist of cash investments in excess of the Federal Deposit Insurance Corporation insurance limit and investments in the various funds. Credit and market risk associated with these instruments relates to the performance of the underlying investments. The Plan has no formal policy requiring collateral to support the financial instruments subject to credit risk.

                             FORT JAMES 401(k) PLAN
        SCHEDULE H,4(I) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                               December 31, 1999



Identity of Issue                Description of Investment                      Current Value
---------------------------------------------------------------------------------------------

Cash equivalents                 Interest rate - variable                        $ 6,954,282

Fort James Corporation Common
 Stock, $0.10 par value*         13,103,112 shares                                358,697,691

Money Market Fund                Interest in mutual funds at $1.00 per unit        86,719,925

Fixed Income Fund                Interest in mutual funds at $1.25 per unit       272,915,612

U.S. Equity Fund                 Interest in mutual funds at $1.93 per unit       552,859,175

Non U.S. Equity Fund             Interest in mutual funds at $1.31 per unit       168,056,576

Participant loans *              Interest rate - 6% to 10.5%; various maturities   32,394,029
==============================================================================================



*   Party in interest to the Plan

                       EXHIBITS TO ANNUAL REPORT ON FORM 11-K

The exhibits listed below are filed as part of this Annual Report on Form 11-K. Each exhibit is listed according to the number assigned to it in the Exhibit Table of Item 601 of Regulation S-K.

Exhibit
Number                   Description
______                   ____________

23                       Consent of Independent Accountants, filed herewith.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Committee which administers the Plan have duly caused this annual report to be signed by the undersigned hereunto duly authorized.


                                    FORT JAMES CORPORATION 401(k) PLAN

June 26, 2000                      /s/Clifford A. Cutchins, IV
                                   Committee Member - Clifford A. Cutchins, IV

June 26, 2000                      /s/Daniel J. Girvan
                                   Committee Member - Daniel J. Girvan

June 26, 2000                      /s/Ernst A. Haberli
                                   Committee Member - Ernst A. Haberli


                                   Committee Member - Diana S. Ferguson

June 26, 2000                      /s/Catherine M. Freeman
                                   Committee Member - Catherine M.Freeman

June 26, 2000                      /s/Jane R. Lateer
                                   Committee Member - Jane R. Lateer

June 26, 2000                      /s/Joseph W. McGarr
                                   Committee Member - Joseph W. McGarr